Exhibit 99.1

Nevada Geothermal Power Inc.

Appoints Gavin Cooper, C.A. to NGP’s Board of Directors

VANCOUVER, B.C. (June 1,  2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that Gavin Cooper, C.A. has been appointed to NGP’s Board of Directors and will be a member of the Audit Committee. Mr. Cooper is replacing Ross Glanville who is stepping down as a NGP Director due to other commitments. The Company would like to thank Mr. Glanville for his active service to NGP.

Mr. Cooper is a Chartered Accountant with a Bachelor of Accounting (Hons) from the University of South Africa and has more than 20 years of experience in senior executive management roles. He served as Chief Financial Officer from 2003 to 2008 with VRB Power Systems Inc. (a flow battery energy storage development company), President and CEO of Catamaran Ferries International Inc. through the wind-up phase of the BC Government’s fast ferries program, Director of Finance and Administration at Yarrows Ltd., Vice President and Director of Pacific Engineered Materials Inc., and Senior Audit Manager at Ernst & Whinney in Vancouver, BC; London, UK; and Capetown, South Africa.

“With Mr. Cooper’s high level experience in the energy sector, finance and accounting, he will be a valuable asset to NGP,” stated Brian Fairbank, President and CEO of Nevada Geothermal Power Inc.

Mr. Cooper has been granted incentive stock options to purchase 250,000 common shares of NGP at an exercise price of Cdn $0.57 per share for a term of 5 years. Common shares which may be acquired upon exercise of the options shall be subject to a hold period which will expire on October 1, 2009.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior (all of which are ideally situated in Nevada), and Crump Geyser in Oregon. These properties, which are at different levels of exploration and development, are estimated to have the potential for the generation of over 200 MW.

NGP’s phase 1 development at Blue Mountain; ‘Faulkner 1’ 49.5 MW gross power project is On the Road to Revenue and is expected to be Turning on the Power October 2009.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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